SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

Depositary Receipts	101 Barclay Street, New York, N.Y. 10286

NOTICE TO OWNERS OF AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN
DEPOSITARY RECEIPTS
REPRESENTING DEPOSITED SHARES OF
GENESYS S.A.

CUSIP: 37185M100

You are hereby notified, as Owners of the above American Depositary Receipts (“ADRs”), of an amendment to and restatement of the Deposit Agreement dated as of March 11, 2005, among Genesys S.A., a société anonyme organized under the laws of The Republic of France with its registered office at L’Acropole, 954-980 Avenue Jean Mermoz, 34000 Montpellier, France (the “ Company”), The Bank of New York (the “ Depositary”), and all Owners and Beneficial Owners from time to time of ADRs issued thereunder (the “Deposit Agreement”), such amendment expected to take effect on April 14, 2005. You will not be required to take any action with respect to the Company’s ADRs you currently hold.

Pursuant to Section 6.1 of the Deposit Agreement, the applicable provisions of Section 4.7, Voting of Shares, will take effect thirty (30) days from the date of this notice (the full text of this amended Section is attached). Terms used in this Notice and not otherwise defined therein shall have the meanings set forth in the Deposit Agreement.

Copies of the Deposit Agreement are on file at the Depositary’s Corporate Trust Office, which is located at 101 Barclay Street, New York, New York 10286. For information regarding your Genesys S.A. ADRs, please contact the Depositary at 1-888-BNY-ADRs / 1-888-269-2377.

Dated: March 15, 2005	THE BANK OF NEW YORK,
as Depositary

     SECTION 4.07        Voting of Shares.
     Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, if requested in writing by the Company (but without prejudice to the right of Owners hereunder to receive information, copies of reports and notices made generally available by the Company to holders of its Shares and furnished by the Company to the Depositary for this purpose), the Depositary shall, as soon as practicable thereafter, mail to the Owners (a) a copy or summary in English of the notice of such meeting sent by the Company to the Depositary pursuant to Section 5.6, (b) a statement that the Owners as of the close of business on a record date established by the Depositary pursuant to Section 4.6 will be entitled, subject to any applicable provisions of French law, the statuts of the Company and the Deposited Securities to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by such Owner's American Depositary Shares, (c) copies or summaries in English of any materials or other documents provided by the Company for the purpose of enabling such Owner to give such instructions, (d) a voting instruction card prepared by the Depositary and the Company and (e) a statement as to the manner in which voting instructions may be given to the Depositary, including an express indication that such instructions may be given or deemed given, in accordance with the following paragraph, if no instruction is received or if the Depositary receives improperly completed voting instructions or a blank proxy, and setting forth the date established by the Depositary for the receipt of such instructions (the "Receipt Date"). Voting instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares.

     Upon receipt by the Depositary of properly completed voting instructions, on or before the Receipt Date, the Depositary shall either, in its discretion, vote such Deposited Securities in accordance with such instructions or forward such instructions to the Custodian, and the Custodian shall endeavor, insofar as practicable and permitted under any applicable provisions of French law, the statuts of the Company and the Deposited Securities, to vote or cause to be voted the Deposited Securities in accordance with any nondiscretionary instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If the Depositary receives improperly completed voting instructions or receives a blank proxy or does not receive instructions from an Owner with respect to any of the Shares or other Deposited Securities on or before the Receipt Date, the Depositary will, insofar as permitted under any applicable provisions of French law, the statuts of the Company and the Deposited Securities, deem such Owner to have instructed the Depositary to give a proxy to a person designated by the Company to vote such Deposited Securities in favor of the resolutions presented or approved by the board of directors of the Company and against any other resolution not so presented or approved. The Company shall designate a person to vote such Deposited Securities, as provided in the preceding sentence, in accordance with French law.

     The Depositary will not charge any fees to the Owners in connection with the foregoing transactions to enable any Owner to exercise its voting rights under this Deposit Agreement.

     Notwithstanding anything in this Deposit Agreement to the contrary, the Depositary and the Company may, upon notice to all Owners, modify, amend or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with French or United States law or the statuts of the Company.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2005

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer